UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of Elbit consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit No.	Description
99.1	Annual Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011
99.2	Operating and Financial Review and Prospects for the year ended December 31, 2013
99.3	Consent of Brightman Almagor Zohar & Co.
99.4	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011
99.5	Consent of Colliers International
99.6	Consent of Cushman & Wakefield
99.7	Consent of Financial Immunities Ltd.
99.8	Consent of Financial Immunities Ltd.
99.9	Consent of Financial Immunities Dealing Room Ltd.
99.10	Consent of Financial Immunities Dealing Room Ltd.
99.11	Consent of Financial Immunities Dealing Room Ltd.
99.12	Consent of Giza Zinger Even
99.13	Consent of Cushman & Wakefield
99.14	Consent of Jones Lang LaSalle Kft
99.15	Consent of Giza Zinger Even
99.16	Consent of Giza Zinger Even
99.17	Consent of Giza Zinger Even
99.18	Consent of Giza Zinger Even
99.19	Consent of Giza Zinger Even
99.20	Consent of De-Kalo Ben-Yehuda
99.21	Consent of Financial Immunities Dealing Room Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011
99.2	Operating and Financial Review and Prospects for the year ended December 31, 2013
99.3	Consent of Brightman Almagor Zohar & Co.
99.4	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011
99.5	Consent of Colliers International
99.6	Consent of Cushman & Wakefield
99.7	Consent of Financial Immunities Ltd.
99.8	Consent of Financial Immunities Ltd.
99.9	Consent of Financial Immunities Dealing Room Ltd.
99.10	Consent of Financial Immunities Dealing Room Ltd.
99.11	Consent of Financial Immunities Dealing Room Ltd.
99.12	Consent of Giza Zinger Even
99.13	Consent of Cushman & Wakefield
99.14	Consent of Jones Lang LaSalle Kft
99.15	Consent of Giza Zinger Even
99.16	Consent of Giza Zinger Even
99.17	Consent of Giza Zinger Even
99.18	Consent of Giza Zinger Even
99.19	Consent of Giza Zinger Even
99.20	Consent of De-Kalo Ben-Yehuda
99.21	Consent of Financial Immunities Dealing Room Ltd.